Exhibit 99.2
IESI-BFC Ltd.
Condensed Consolidated Balance Sheets
September 30, 2010 (unaudited) and December 31, 2009 (stated in accordance with accounting principles generally accepted in      the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	September	December
	30, 2010	31, 2009

ASSETS
CURRENT
Cash and cash equivalents	$7,454	$4,991
Accounts receivable	208,672	111,839
Other receivables	459	546
Prepaid expenses	31,167	18,276
Restricted cash	434	382
Other assets	669	770

	248,855	136,804
NET ASSETS HELD FOR SALE (Note 7)	10,581	—
OTHER RECEIVABLES	896	1,213
FUNDED LANDFILL POST-CLOSURE COSTS (Note 12)	8,528	8,102
INTANGIBLES (Note 8)	300,829	100,917
GOODWILL (Note 9)	1,085,603	630,470
LANDFILL DEVELOPMENT ASSETS	11,011	7,677
DEFERRED FINANCING COSTS	21,915	9,358
CAPITAL ASSETS	719,338	439,734
LANDFILL ASSETS	831,406	661,738
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,250	—
OTHER ASSETS	956	1,574

	$3,243,168	$1,997,587

LIABILITIES
CURRENT
Accounts payable	$87,183	$62,753
Accrued charges (Note 10)	124,146	70,572
Dividends payable	14,769	11,159
Income taxes payable	6,881	6,278
Deferred revenues	26,018	13,156
Current portion of long-term debt (Note 11)	1,161	—
Landfill closure and post-closure costs (Note 12)	4,812	6,622
Other liabilities	5,521	8,312

	270,491	178,852
LONG-TERM DEBT (Note 11)	1,122,121	654,992
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 12)	85,788	63,086
OTHER LIABILITIES	9,069	3,611
DEFERRED INCOME TAXES	143,377	81,500

	1,630,846	982,041

COMMITMENTS AND CONTINGENCIES (Note 16)
EQUITY (Note 13)
NON-CONTROLLING INTEREST	232,305	230,014
SHAREHOLDERS’ EQUITY
Common shares (authorized — unlimited, issued and outstanding - 110,345,136 (December 31, 2009 - 82,336,148)	1,641,241	1,082,950
Restricted shares (issued and outstanding - 277,150 (December 31, 2009 - 225,000)	(5,169)	(3,928)
Additional paid in capital	6,668	2,118
Deficit	(193,923)	(214,898)
Accumulated other comprehensive loss	(68,800)	(80,710)

Total shareholders’ equity	1,380,017	785,532

Total equity	1,612,322	1,015,546

	$3,243,168	$1,997,587

The accompanying notes are an integral part of these condensed consolidated financial statements.
IESI-BFC Ltd. — September 30, 2010 — 1

IESI-BFC Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income
For the periods ended September 30, 2010 and 2009 (unaudited — stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except net income per share amounts)

	Three months ended		Nine months ended
	2010	2009	2010	2009

REVENUES	$436,262	$268,411	$999,886	$746,004
EXPENSES
OPERATING	259,075	156,195	584,712	435,969
SELLING, GENERAL AND ADMINISTRATION	55,701	33,272	136,679	95,949
RESTRUCTURING (Note 16)	3,792	—	3,792	—
AMORTIZATION	62,790	41,946	145,403	120,702
NET LOSS (GAIN) ON SALE OF CAPITAL AND LANDFILL ASSETS	50	(13)	(381)	(128)

OPERATING INCOME	54,854	37,011	129,681	93,512
INTEREST ON LONG-TERM DEBT	17,783	7,851	33,964	26,246
NET FOREIGN EXCHANGE (GAIN) LOSS	(40)	61	14	238
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(1,498)	305	(3,248)	(866)
CONVERSION COSTS	—	93	—	208
OTHER EXPENSES	586	44	644	109

INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	38,023	28,657	98,307	67,577
INCOME TAX EXPENSE (Note 15)
Current	11,656	4,106	27,849	10,849
Deferred	2,356	5,442	9,856	12,875

	14,012	9,548	37,705	23,724
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	70	—	116	—

NET INCOME	23,941	19,109	60,486	43,853

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	15,510	13,686	13,105	21,329
Commodity swaps designated as cash flow hedges, net of income tax $668 and ($27) (2009 - $132 and $597)	1,241	255	(98)	1,158
Settlement of commodity swaps designated as cash flow hedges, net of income tax ($40) and ($99) (2009 - ($102) and ($113))	(75)	(198)	(185)	(219)

COMPREHENSIVE INCOME	$40,617	$32,852	$73,308	$66,121

NET INCOME — CONTROLLING INTEREST	$21,977	$16,793	$54,200	$38,331
NET INCOME — NON-CONTROLLING INTEREST	$1,964	$2,316	$6,286	$5,522
COMPREHENSIVE INCOME — CONTROLLING INTEREST	$37,285	$28,837	$66,110	$57,795
COMPREHENSIVE INCOME — NON-CONTROLLING INTEREST	$3,332	$4,015	$7,198	$8,326

Net income per weighted average share, basic	$0.20	$0.20	$0.59	$0.54
Net income per weighted average share, diluted	$0.20	$0.20	$0.59	$0.53
Weighted average number of shares outstanding (thousands), basic	109,866	82,294	91,632	71,102
Weighted average number of shares outstanding (thousands), diluted	120,914	93,431	102,692	82,239
The accompanying notes are an integral part of these condensed consolidated financial statements.
IESI-BFC Ltd. — September 30, 2010 — 2

IESI-BFC Ltd.
Condensed Consolidated Statements of Cash Flows
For the periods ended September 30, 2010 and 2009 (unaudited — stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2010	2009	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$23,941	$19,109	$60,486	$43,853
Items not affecting cash
Restricted share expense	568	390	1,398	1,081
Write-off of landfill development assets	290	—	290	77
Accretion of landfill closure and post-closure costs (Note 12)	1,030	805	2,792	2,322
Amortization of intangibles	11,152	7,164	24,434	21,673
Amortization of capital assets	30,980	18,890	70,019	55,894
Amortization of landfill assets	20,658	15,892	50,950	43,135
Interest on long-term debt (amortization and write-off of deferred financing costs)	1,985	676	3,410	2,221
Net loss (gain) on sale of capital and landfill assets	50	(13)	(381)	(128)
Net (gain) loss on financial instruments	(1,498)	305	(3,248)	(866)
Deferred income taxes	2,356	5,442	9,856	12,875
Net loss from equity accounted investee	70	—	116	—
Landfill closure and post-closure expenditures (Note 12)	(1,609)	(2,609)	(3,161)	(4,964)
Changes in non-cash working capital items	(42,015)	10,546	(43,767)	15,476

Cash generated from operating activities	47,958	76,597	173,194	192,649

INVESTING
Acquisitions, net of cash acquired (Note 6)	(71,117)	(1,521)	(125,052)	(22,161)
Restricted cash deposits	(9)	—	(52)	—
Restricted cash withdrawals	—	—	—	82
Investment in other receivables	—	(120)	—	(1,398)
Proceeds from other receivables	146	129	430	354
Funded landfill post-closure costs	(116)	(278)	(201)	(659)
Purchase of capital assets	(24,412)	(20,530)	(59,071)	(58,370)
Purchase of landfill assets	(11,595)	(7,631)	(25,540)	(29,505)
Proceeds from the sale of capital and landfill assets	1,982	217	2,672	3,820
Proceeds from asset divestitures (Note 7)	12,089	—	12,089	—
Investment in landfill development assets	(725)	(316)	(1,667)	(755)

Cash utilized in investing activities	(93,757)	(30,050)	(196,392)	(108,592)

FINANCING
Payment of deferred financing costs	(13,850)	98	(15,915)	(400)
Proceeds from long-term debt	897,686	26,041	997,551	142,815
Repayment of long-term debt	(830,492)	(50,564)	(924,517)	(396,948)
Common shares issued, net of issue costs	(144)	(420)	(156)	209,264
Proceeds from the exercise of stock options	3,741	—	3,741	—
Purchase of restricted shares	(1,241)	—	(1,241)	(172)
Dividends paid to share and participating preferred shareholders	(11,240)	(20,542)	(33,824)	(39,182)

Cash generated from (utilized in) financing activities	44,460	(45,387)	25,639	(84,623)
Effect of foreign currency translation on cash and cash equivalents	581	(3,265)	22	(2,347)

NET CASH (OUTFLOW) INFLOW	(758)	(2,105)	2,463	(2,913)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	8,212	11,130	4,991	11,938

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,454	$9,025	$7,454	$9,025

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,451	$8,056	$7,451	$8,056
Cash equivalents	3	969	3	969

	$7,454	$9,025	$7,454	$9,025

Cash paid during the period for:
Income taxes	$17,044	$8	$23,465	$2,570
Interest	$14,637	$8,096	$30,494	$27,709
The accompanying notes are an integral part of these condensed consolidated financial statements.
IESI-BFC Ltd. — September 30, 2010 — 3

IESI-BFC Ltd.
Condensed Consolidated Statements of Equity
For the three months ended September 30, 2010 and 2009 (unaudited — stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

						Accumulated
						other
						comprehen-	Non-
			Treasury	Additional paid		sive loss	controlling	Total
	Common shares	Restricted shares	shares	in capital	Deficit	(Note 13)	interest	equity

Balance at June 30, 2010	$1,083,839	$(3,928)	$—	$2,948	$(202,582)	$(84,108)	$230,302	$1,026,471
Net income					21,977		1,964	23,941
Dividends					(13,318)		(1,329)	(14,647)
Restricted shares purchased		(1,241)						(1,241)
Restricted share expense			568					568
Common shares issued, net of issue costs and income tax	551,606							551,606
Common shares issued on exercise of stock options	5,796		(2,055)					3,741
Stock options and warrants assumed on acquisition			4,950					4,950
Stock based compensation			257					257
Foreign currency translation adjustment						14,238	1,272	15,510
Commodity swaps designated as cash flow hedges, net of income tax						1,109	132	1,241
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(39)	(36)	(75)

Balance at September 30, 2010	$1,641,241	$(5,169)	$—	$6,668	$(193,923)	$(68,800)	$232,305	$1,612,322

						Accumulated
						other
						comprehen-
						sive (loss)	Non-
			Treasury	Additional paid		income	controlling
	Common shares	Restricted shares	shares	in capital	Deficit	(Note 13)	interest	Equity

Balance at June 30, 2009	$1,082,492	$(3,928)	$—	$1,324	$(202,611)	$(97,320)	$230,146	$1,010,103
Net income					16,793		2,316	19,109
Dividends					(18,546)		(2,523)	(21,069)
Common shares issued net of issue costs and income tax	(302)							(302)
Restricted shares purchased								—
Restricted share expense				390				390
Foreign currency translation adjustment						11,994	1,692	13,686
Commodity swaps designated as cash flow hedges, net of income tax						219	36	255
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(169)	(29)	(198)

Balance at September 30, 2009	$1,082,190	$(3,928)	$—	$1,714	$(204,364)	$(85,276)	$231,638	$1,021,974

The accompanying notes are an integral part of these condensed consolidated financial statements.
IESI-BFC Ltd. — September 30, 2010 — 4

IESI-BFC Ltd.
Condensed Consolidated Statements of Equity
For the nine months ended September 30, 2010 (unaudited — stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

						Accumulated
						other
						comprehen-
			Treasury	Additional paid		sive loss	Non-controlling
	Common shares	Restricted shares	shares	in capital	Deficit	(Note 13)	interest	Total equity

Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546
Net income					54,200		6,286	60,486
Dividends					(33,225)		(4,006)	(37,231)
Restricted shares purchased		(1,241)						(1,241)
Restricted share expense				1,398				1,398
Common shares issued, net of issue costs and income tax	551,594							551,594
Common shares issued on exercise of stock options	5,796			(2,055)				3,741
Common shares issued on exchange of participating preferred shares (“PPSs”), net of issue costs	901						(901)	-
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(2,153)					(2,153)
Deferred compensation obligation			2,153					2,153
Stock options and warrants assumed on acquisition				4,950				4,950
Stock based compensation				257				257
Foreign currency translation adjustment						12,118	987	13,105
Commodity swaps designated as cash flow hedges, net of income tax						(72)	(26)	(98)
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(136)	(49)	(185)

Balance at September 30, 2010	$1,641,241	$(5,169)	$—	$6,668	$(193,923)	$(68,800)	$232,305	$1,612,322

The accompanying notes are an integral part of these condensed consolidated financial statements.
IESI-BFC Ltd. — September 30, 2010 — 5

IESI-BFC Ltd.
Condensed Consolidated Statements of Equity
For the nine months ended September 30, 2009 (unaudited — stated in accordance with accounting principles generally accepted      in the U.S. and in thousands of U.S. dollars)

						Accumulated
						other
						comprehen-
			Treasury	Additional paid		sive loss	Non-controlling
	Common shares	Restricted shares	shares	in capital	Deficit	(Note 13)	interest	Total equity

Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702
Net income					38,331		5,522	43,853
Dividends					(49,560)		(7,140)	(56,700)
Restricted shares purchased		(172)						(172)
Restricted share expense				1,081				1,081
Common shares issued, net of issue costs and income tax	213,942							213,942
Common shares acquired by U.S. LTIP			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation adjustment						18,644	2,685	21,329
Commodity swaps designated as cash flow hedges, net of income tax						1,011	147	1,158
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(191)	(28)	(219)

Balance at September 30, 2009	$1,082,190	$(3,928)	$—	$1,714	$(204,364)	$(85,276)	$231,638	$1,021,974

The accompanying notes are an integral part of these condensed consolidated financial statements.
IESI-BFC Ltd. — September 30, 2010 — 6

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
1.	Organization
IESI-BFC Ltd. (the “Company”) was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario). Effective May 27, 2009, the Company amalgamated with BFI Canada Ltd. (“BFI Canada”) and continued operating as IESI-BFC Ltd. On June 5, 2009, the Company commenced trading on the New York Stock Exchange (“NYSE”) and closed its U.S. public offering on June 10, 2009.

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.
2.	Reporting Currency
The Company has elected to report its financial results in U.S. dollars, however the Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. The Company’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. Once complete, the Company’s consolidated assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s condensed consolidated financial statements. Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency. The resulting translation adjustments are included in other comprehensive income or loss.
3.	Interim Financial Statements
The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”). Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009. In the opinion of management, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented. These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements, except as indicated in Notes 4 and 19.
4.	Summary of Significant Accounting Policies
These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and reflect the significant accounting policies disclosed in Note 4 to the December 31, 2009 audited consolidated financial statements, except as indicated below.
IESI-BFC Ltd. — September 30, 2010 — 7

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Investment in equity accounted investee
Investments in which the Company has joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its initial investment at cost. The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements. The amount of the adjustment is included in the determination of the Company’s net income. In addition, the Company’s investment is also increased or decreased to reflect its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.
The Company’s investment in its equity investee is with a related party. The Company has a fifty percent ownership interest in its equity investee. The remaining fifty percent is owned by two trusts. The brother of the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for both trusts. The Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company exercises joint control over its equity investment through its fifty percent ownership interest. The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee. The Chairperson of the investee’s Board of Directors cannot be nominated by the Company. In addition, the Chairperson cannot be a member of the Company’s Board of Directors. The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its Board. Certain matters are beyond the control of the Board and are resident with the investee’s shareholders. These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes.
Costs associated with exit activities
The Company records employee termination benefits that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee. Expenses may be incurred over future periods if employees are required to render future services until they are terminated in order to receive the termination benefits. A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract in accordance with its terms. Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.
5.	Changes in Accounting Policies
Improving Fair Value Measurements and Disclosures
In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011. This guidance does not have a significant impact on the Company’s financial statements.
IESI-BFC Ltd. — September 30, 2010 — 8

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Enhanced Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, FASB issued more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of the enhanced disclosures is to improve financial statement users understanding of the nature of an entity’s credit risk associated with it financing receivables and the entities assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new disclosure requirements focus on five areas, including nonaccrual and past due financing receivables, allowance for credit losses related to financing receivables, impaired loans, credit quality information and modifications. The new disclosure guidance does not apply to short-term trade accounts receivables, financing receivables measured at fair value with the change in fair value recorded in earnings, financing receivables measured at the lower of cost or fair value, and loans acquired with deteriorated credit quality. For the Company, certain portions of this guidance are effective December 31, 2010, with the balance effective March 31, 2011. While the Company does have financing receivables, its financing receivables are not significant in total and are receivable from cities in the province of Quebec. Accordingly, the Company expects this guidance will have no significant impact on its financial statements.
6.	Acquisitions
Waste Services, Inc. (“WSI”)
Effective July 2, 2010, the Company acquired all the issued and outstanding common shares of WSI. All WSI common stock outstanding was cancelled and extinguished and automatically converted into the right to receive 0.5833 shares of the Company’s common shares, which represents 27,971 common shares of the Company, and cash payable in lieu of fractional shares.
The fair value of common share consideration was calculated using the opening market price of the Company’s shares quoted on the Toronto Stock Exchange (“TSX”) on July 2, 2010 multiplied by the total common shares issued to WSI stockholders to complete the transaction.
Outstanding warrants and stock options issued by WSI and outstanding on closing were assumed by the Company. These warrants and stock options were fair valued using the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time holders of these instruments will retain their warrants or options before exercising them and the expected volatility of the Company’s share prices over the expected term to exercise. Significant assumptions include the following: volatility 23.18% to 46.58%, expected life 0.33 years to 5.71 years, dividend yield 2.38% and a risk free interest rate of 0.24% to 3.07%. Warrants and stock options form a portion of consideration in the preliminary purchase price allocation.
The Company executed the transaction pursuant to its strategy of growth through acquisition. Specifically, the Company believes that the acquisition will provide it with the opportunity to diversify its business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction enables the Company to increase its internalization in its Canadian and U.S. northeast markets. Goodwill arising from the acquisition is attributable to WSI’s assembled workforce and to potential synergies as a result of personnel and operating overhead reductions, disposal advantages, expected future earnings, or the employment of market focused strategies.
An independent firm has been engaged to assist management in preparing the purchase price allocation. The purchase price allocations are preliminary and do not reflect final fair value amounts for all the assets acquired and liabilities assumed. The preliminary purchase price allocation is as follows:
IESI-BFC Ltd. — September 30, 2010 — 9

IESI-BFC Ltd. Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consideration
Common shares	$551,750
Cash for fractional shares	2
Warrants and stock options assumed	4,950

Total consideration	$556,702

Net assets acquired
Cash and cash equivalents	$4,057
Accounts receivable (net of allowance for doubtful accounts $292)	59,837
Prepaids	10,257
Net assets held for sale (Note 7)	21,998
Intangibles (Note 8)	183,459
Goodwill (Note 9)	397,865
Landfill development assets	711
Capital assets	235,668
Landfill assets	182,304
Accounts payable	(39,841)
Accrued charges and other current liabilities	(45,988)
Income taxes recoverable	1,678
Deferred revenues	(12,657)
Long-term debt	(387,675)
Landfill closure and post-closure costs	(12,955)
Other liabilities	(4,072)
Deferred income taxes	(37,944)

Total net assets acquired	$556,702

Goodwill recorded by segment
Canada	$200,706
U.S. south	197,159

Total goodwill	$397,865

Results for the WSI merger have been included in the Company’s consolidated statement of operations and comprehensive income since the date of acquisition. The Company has accounted for this acquisition applying the acquisition method of accounting. Goodwill is not deductible for tax purposes.
The following unaudited pro forma results of operations assume that the Company’s acquisition of WSI, acquired July 2, 2010, occurred as of January 1, 2010 and January 1, 2009 and reflect the divestitures required by the consent agreement with the Canadian Competition Bureau:

	Three months ended September 30	Nine months ended September 30
	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues	$375,232	$1,230,397	$1,045,608
Net income	$23,114	$60,754	$52,298
Net income per weighted average share, basic and diluted	$0.19	$0.50	$0.47
The unaudited pro forma results may not be indicative of the results of operations that would have occurred if the transaction had been in effect on January 1, 2010 and 2009 or of the operating results which may be realized in the future. Total revenues contributed from the Company’s acquisition of WSI amounted to approximately $125,700 for the three and nine months ended September 30, 2010. The Company’s integration of certain Canadian operations makes the determination of WSI’s contribution to net income impracticable. Additionally, the Company’s continued integration of certain WSI operations in Canada with the Company’s existing operations will make the isolation of WSI’s contributions to revenues and net income impracticable for all periods beyond September 30, 2010.
Transaction costs included in selling, general and administration expenses for the nine months ended September 30, 2010 are $5,089.
IESI-BFC Ltd. — September 30, 2010 — 10

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Other acquisitions
For the nine months ended September 30, 2010, the Company also acquired all of the issued and outstanding common shares of one waste management company in the U.S. south and all of the solid waste collection assets, including various current assets, and assumed various liabilities of eight waste management companies, one in Canada, six in the U.S. south and one in the U.S. northeast, each of which constitutes a business.
For the nine months ended September 30, 2009, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of two waste management companies in Canada and three in the U.S., each of which constitutes a business. The Company also acquired selected waste collection assets from one waste management company in Canada.
The Company considers these acquisitions to be “tuck-ins”. Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations. Goodwill arising from these tuck-in acquisitions is largely attributable assembled workforces acquired and to potential synergies as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies. Pro forma revenues and net income for these tuck-in acquisitions have not been disclosed as the acquired companies are immaterial individually and in aggregate. The allocations of certain purchase prices are absent final fair value adjustments. The results of these acquisitions have been included in the financial statements from their dates of closing.
Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from the achievement of various business performance targets is also pending final adjustment. Final fair value adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded to the original purchase price allocation.
Consideration for paid tuck-in acquisitions, and the preliminary allocation to the fair values of net assets acquired, is as follows:

	Nine months ended September 30
	2010	2009
Consideration
Cash, including holdbacks (as applicable)	$126,890	$20,416

Net assets acquired
Accounts receivable	10,928	405
Intangibles (Note 8)	38,170	4,802
Goodwill (Note 9)	45,858	867
Capital assets	50,488	4,269
Landfill assets	—	16,027
Accounts payable	(6,057)	(1,183)
Landfill closure and post-closure costs	(827)	(4,771)
Deferred income taxes	(11,670)	—

Total net assets acquired	$126,890	$20,416

Consideration by segment (including holdbacks (as applicable))
Canada	$48,782	$1,698
U.S. south	72,008	18,718
U.S. northeast	6,100	—

Total consideration	$126,890	$20,416

Goodwill recorded by segment
Canada	$7,194	$867
U.S. south	37,123	—
U.S. northeast	1,541	—

Total goodwill	$45,858	$867

IESI-BFC Ltd. — September 30, 2010 — 11

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Goodwill amounting to $18,023 (2009 — $867) is expected to be deductible for tax purposes.
For the nine months ended September 30, 2010, the Company also acquired a fifty percent equity interest in each of two waste management companies in Canada which are accounted for using the equity method of accounting.
The Company considers this acquisition to be a “tuck-in”. Goodwill arising from this tuck-in acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond that which each was capable of achieving had they operated separately as these companies provide services that complement the Company’s waste services.
Equity investment income from this acquisition has been included in the financial statements from its respective closing date.
Consideration paid for the Company’s fifty percent ownership interest in its equity investee and its allocation to the fair value of net assets acquired is as follows:

		June 30
	2010	2009
Consideration
Cash	$3,332	$—

Net assets acquired
Accounts receivable	253	—
Intangibles	1,936	—
Goodwill	1,144	—
Capital assets	1,542	—
Accounts payable	(276)	—
Long-term debt	(759)	—
Deferred income taxes	(508)	—

Total net assets acquired	$3,332	$—

The net book value of the underlying net assets of the equity investee was $784 at the date of acquisition.
Transaction costs included in selling, general and administration expenses for the nine months ended September 30, 2010 are $1,085.
IESI-BFC Ltd. — September 30, 2010 — 12

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
For the three and nine months ended September 30, 2010, aggregate cash consideration amounted to $75,051 and $128,744, respectively, (2009 — $320 and $20,416), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $123 (2009 — $1,201) and $365 (2009 — $1,745) for the three and nine months ended September 30, 2010, respectively.

7.	Net Assets Held for Sale
In accordance with the consent agreement with the Canadian Competition Bureau, the Company is required to divest of certain WSI acquired commercial customer contracts and equipment in five Canadian markets: Calgary, Edmonton, Hamilton, Ottawa and Barrie. In total, these assets generate approximately 18,500 Canadian dollars (“C$”) of annualized revenue. The Company is also required to divest of one duplicate transfer station in Hamilton. During the period ended September 30, 2010, certain assets in Calgary and Ottawa were divested of for total proceeds of C$12,523. In October, 2010, the Company also divested of the Edmonton net assets held for sale for total proceeds of approximately C$5,543.

Net assets held for sale are recorded at their estimated fair values in the condensed consolidated balance sheet at September 30, 2010 in accordance with the acquisition method of accounting.

Net assets held for sale are comprised of the following:

	July 2,	September 30,
	2010	2010

Accounts receivable	$2,172	$975
Intangibles	7,193	3,832
Goodwill	11,882	5,614
Capital assets	3,395	1,696
Deferred revenues	(788)	(548)
Deferred income taxes	(1,856)	(988)

Total net assets held for sale	$21,998	$10,581

8.	Intangibles

September 30, 2010
					Weighted
					Average
					Amortization
		Accumulated			Period for
	Cost	Amortization	Net Book Value	Additions	Additions

Customer collection contracts	$211,632	$111,092	$100,540	$93,974	9.20
Customer lists	237,311	83,166	154,145	95,303	7.80
Non-competition agreements	19,557	10,721	8,836	4,350	4.57
Transfer station permits	25,028	3,583	21,445	12,354	20.00
Trade-names	18,125	2,262	15,863	15,648	6.67

	$511,653	$210,824	$300,829	$221,629

IESI-BFC Ltd. — September 30, 2010 — 13

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2009			September 30, 2009
					Weighted
					Average
					Amortization
		Accumulated			Period for
	Cost	Amortization	Net Book Value	Additions	Additions

Customer collection contracts	$110,648	$101,623	$9,025	$342	3.58
Customer lists	110,658	36,156	74,502	4,001	4.07
Non-competition agreements	13,503	6,714	6,789	459	2.00
Transfer station permits	12,339	2,600	9,739	—	—
Trade-names	2,198	1,336	862	—	—

	$249,346	$148,429	$100,917	$4,802

Estimated remaining intangible amortization expense in each of the five succeeding years and thereafter is as follows:

2010	$12,706
2011	47,343
2012	42,376
2013	38,031
2014	34,132
Thereafter	126,241

$300,829

9.	Goodwill
The following table outlines the changes in goodwill.

September 30
	2010	2009

Goodwill, beginning of year	$630,470	$617,832
Goodwill recognized on acquisitions completed, during the period	443,723	867
Goodwill recognized in respect of prior period acquisitions, during the period	3,635	1,745
Foreign currency exchange adjustment, during the period	7,775	7,262

Goodwill, end of period	$1,085,603	$627,706

Goodwill amounting to $3,270 (2009 — $nil) in respect of contingent consideration was accrued for in the nine months ending September 30, 2010.

The Company has not recognized any impairment of its goodwill in the three and nine months ended September 30, 2010 or in the year ended December 31, 2009. In addition, the Company has not disposed of any goodwill in these periods except goodwill attributable to net assets held for sale.
IESI-BFC Ltd. — September 30, 2010 — 14

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
10.	Accrued Charges
Accrued charges are comprised of the following:

	September 30, 2010	December 31, 2009

Insurance	$27,447	$18,799
Payroll and related costs	31,201	19,531
Franchise and royalty fees	7,661	4,301
Interest	6,799	5,224
Provincial and state sales taxes	5,855	3,292
Acquisition and related costs	4,673	3,017
Environmental surcharges	4,241	4,349
Property taxes	3,499	336
Share based compensation	8,370	2,383
Restructuring charges	2,455	—
Other	21,945	9,340

Accrued charges	$124,146	$70,572

11.	Long-term Debt

	September 30	December 31

	2010	2009

Term loan	$—	$195,000
Senior secured debentures, series B	56,322	55,418
Revolving credit facilities	953,098	295,574
IRBs	109,000	109,000
Other	4,862	—

	1,123,282	654,992
Less current portion of long-term debt	1,161	—

	$1,122,121	$654,992

U.S. revolving credit facility

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI, a wholly owned subsidiary of the Company. Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, to refinance existing indebtedness, working capital, letters of credit and for general corporate purposes. Entering into the U.S. facility increased the Company’s availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000. All committed amounts under the U.S. facility are revolving. In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies. Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility. The U.S. facility requires that IESI maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein. This requirement is unchanged from the conditions included in the preceding facility.
IESI-BFC Ltd. — September 30, 2010 — 15

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Pricing on advances drawn under the facility increased by 125 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances. Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances. Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points. Standby fees were largely unchanged and range from 37.5 to 62.5 basis points, while letters of credit increased by approximately 125 basis points.

Security under the U.S. facility remained relatively unchanged, and represents a first priority perfected security interest over all personal and real property of the U.S. operating companies and a pledge of the U.S. operating entities equity held by the U.S. parent.

The Company’s U.S. facility makes available, net of letters of credit amounting to $139,682 (December 31, 2009 — $123,700), $172,818 at September 30, 2010 (December 31, 2009 — $339,300). At September 30, 2010, $637,500 (December 31, 2009 — $125,500) was drawn on, and $172,818 (December 31, 2009 — $241,906) was immediately available for borrowing under the U.S. facility. The U.S. facility bears interest at either Bank of America’s prime rate plus an applicable margin of 1.50% to 2.25% or at LIBOR plus an applicable margin of 2.50% to 3.25%. Interest is payable quarterly in arrears and unused revolving credit facility commitments are subject to a standby fee ranging from 0.375% to 0.625%. At September 30, 2010, the interest rate applicable to $635,000 (December 31, 2009 — $115,000) outstanding under the U.S. facility was LIBOR plus 300 basis points, or 3.26% (December 31, 2009 — 2.03%), and the interest rate applicable to the remaining balance of $2,500 (December 31, 2009 — $10,500) outstanding there under was Bank of America’s prime rate plus applicable margin, or 5.25% (December 31, 2009 — 3.25%). At September 30, 2010, the Company’s standby fee was 0.5% (December 31, 2009 — 0.50%).

Canadian revolving credit facility

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered into a Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”) on behalf of BFI Canada Inc. (“BFI”), a wholly owned subsidiary of the Company. Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions. Entering into the Canadian facility increased the Company’s availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000. All committed monies under the Canadian facility are revolving. In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies. Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times. The funded debt to EBITDA ratio covenant may also expand to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points when BFI’s funded debt to EBITDA ratio is in excess of 2.0 times, and by 100 basis points when BFI’s funded debt to EBITDA is below 2.0 times. The Canadian facility also introduced new pricing layers for funded debt to EBITDA positions below 1.0 times and in excess of 2.5 times. Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over BAs for borrowing on BAs. Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points. Standby fees increased by 32.5 basis points, and range from 55 to 85 basis points, while non-financial letters of credit increased by approximately 82.5 basis points.
IESI-BFC Ltd. — September 30, 2010 — 16

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Security under the Canadian facility remained largely unchanged, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

At September 30, 2010, C$325,000 (December 31, 2009 — C$178,000) is drawn on the Canadian facility. The Company’s remaining availability under its Canadian facility at September 30, 2010, net of letters of credit totaling C$53,390 (December 31, 2009 — C$39,282), amounts to C$146,610 (December 2009 — C$87,718). At September 30, 2010, C$146,610 (December 31, 2009 - C$87,718) was immediately available for borrowing under the Canadian facility. At September 30, 2010, the Company’s standby fee was 0.725% (December 31, 2009 — 0.325%). At September 30, 2010, Canadian facility advances were principally priced at the bankers’ acceptances rate of 1.159%, plus a spread of 2.875% (December 31, 2009 — 0.45%, plus a spread of 1.375%).

Senior secured debenture, series B

On July 2, 2010, the Company entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”). The purpose of entering into the trust indenture was to permit the Company to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility. The amount drawn, maturity, pricing, security and significant terms and covenants were largely unchanged. Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and to achieve alignment with changes to the Canadian facility. The financial covenant referred to above in the Canadian facility section was similarly modified in the trust indenture. While pricing remained substantially unchanged, pricing was modified to allow for an additional charge should the Company’s credit quality deteriorate. Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

Consolidated long-term debt

Interest on long-term debt amounted to $17,783 and $33,964 for the three and nine months ended September 30, 2010, respectively (September 30, 2009 — $7,851 and $26,246, respectively). Interest on long-term debt includes deferred financing cost amortization and excludes capitalized interest.

Principal repayments required in each of the next five years ending September 30 and thereafter are as follows:

2010	$1,161
2011	1,258
2012	1,357
2013	1,086
2014	1,009,420
Thereafter	109,000

$1,123,282

IESI-BFC Ltd. — September 30, 2010 — 17

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
12.	Landfill Closure and Post-Closure Costs
The tables below outline key assumptions used to determine the fair value of landfill closure and post-closure costs, outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile beginning and ending landfill closure and post-closure cost accruals.

September 30,
2010

Fair value of legally restricted assets	$8,528
Undiscounted closure and post-closure costs	$511,745
Credit adjusted risk free rates — Canadian segment landfills	5.4% - 9.5%
Credit adjusted risk free rates — U.S. segment landfills	5.7% - 7.2%

Expected timing of undiscounted landfill closure and post-closure expenditures
2010	$4,812
2011	12,576
2012	10,344
2013	9,162
2014	13,620
Thereafter	461,231

$511,745

	Three months ended September 30
	2010	2009

Landfill closure and post-closure costs, beginning of period	$73,807	$71,887
Provision for landfill closure and post-closure costs, during the period	3,055	2,656
Accretion of landfill closure and post-closure costs , during the period	1,030	805
Landfill closure and post-closure expenditures, during the period	(1,609)	(2,609)
Landfill closure and post-closure costs acquired, during the period	13,782	—
Revisions to estimated cash flows, during the period	—	(411)
Foreign currency translation adjustment, during the period	535	1,034

	90,600	73,362
Less current portion of landfill closure and post-closure costs	4,812	7,668

Landfill closure and post-closure costs, end of period	$85,788	$65,694

	Nine months ended September 30
	2010	2009

Landfill closure and post-closure costs, beginning of year	$69,708	$58,067
Provision for landfill closure and post-closure costs, during the period	7,121	12,889
Accretion of landfill closure and post-closure costs , during the period	2,792	2,322
Landfill closure and post-closure expenditures, during the period	(3,161)	(4,964)
Disposal of landfill closure and post-closure costs, during the period	—	(1,343)
Landfill closure and post-closure costs acquired, during the period	13,782	4,771
Foreign currency translation adjustment, during the period	358	1,620

	90,600	73,362
Less current portion of landfill closure and post-closure costs	4,812	7,668

Landfill closure and post-closure costs, end of period	$85,788	$65,694

IESI-BFC Ltd. — September 30, 2010 — 18

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
13.	Equity
Common Shares

In connection with our acquisition of WSI, the Company issued 27,971 common shares to WSI’s shareholders on July 2, 2010 representing total consideration of $551,606 net of issue costs. Under the terms of the Agreement, the Company issued 0.5833 of its common shares for each common share issued by WSI and outstanding on the date of close.

In accordance with the Agreement, the Company assumed WSI’s stock option plans on closing. Accordingly, the Company is obligated to issue a maximum of 505 common shares as a result of its assumption of WSI’s stock option plans. The options have grant dates ranging from October 26, 2005 to March 16, 2009 and expire between October 26, 2010 and March 16, 2016. The exercise prices for these options range from $7.42 to $18.93. For the period from July 2, 2010 through September 30, 2010, 268 stock options have been exercised for total consideration of $3,741 (2009 — $nil). Please see Note 14 for additional details. As of November 1, 2010, an additional 3 stock options have been exercised.

In addition, the Company assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share. These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family. These warrants have an issue date of September 7, 2001 and expire on the tenth anniversary from issuance, September 7, 2011.

On March 6, 2009, the Company closed its public offering of 8,500 common shares for C$9.50 per share, for total gross proceeds of C$80,750. The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility. On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility. Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500. The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. long-term debt facility. Aggregate equity issue costs amounted to approximately $10,750 and the related tax effect thereon totaled $3,171.

IESI-BFC Ltd. — September 30, 2010 — 19

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Details of common, restricted and special shares for the nine months ended September 30, 2010 are as follows:

	September 30
	2010	2009

Common shares
Common shares issued and outstanding, beginning of year	82,337	57,569
Restricted common shares issued and outstanding, beginning of year	(225)	(210)
Common shares issued, during the period	27,971	24,725
Common shares issued on exercise of options	268	—
Common shares issued on exchange of PPSs, during the period	46	—
Restricted common shares purchased, during the period	(52)	(15)

Common shares issued and outstanding, end of period	110,345	82,069

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	225	210
Restricted common shares purchased, during the period	52	15

Restricted common shares issued and outstanding, end of period	277	225

Special shares
Special shares issued and outstanding, beginning of year	11,094	11,137
Special shares exchanged, during the period	(46)	—

Special shares issued and outstanding, end of period	11,048	11,137

Accumulated other comprehensive (loss) income

		Commodity
		swaps
		designated as
	Foreign	cash flow	Accumulated
	currency	hedges, net of	other
	translation	income tax and	comprehensive
	adjustment	settlements	loss

Three months ended September 30, 2010
Balance, beginning of period	$(83,659)	$(449)	$(84,108)
Change, during the period	14,238	1,070	15,308

Balance, end of period	$(69,421)	$621	$(68,800)

Three months ended September 30, 2009
Balance, beginning of period	$(96,827)	$(493)	$(97,320)
Change, during the period	11,994	50	12,044

Balance, end of period	$(84,833)	$(443)	$(85,276)

IESI-BFC Ltd. — September 30, 2010 — 20

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

		Commodity
		swaps
		designated as
	Foreign	cash flow	Accumulated
	currency	hedges, net of	other
	translation	income tax and	comprehensive
	adjustment	settlements	loss

Nine months ended September 30, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the period	12,118	(208)	11,910

Balance, end of period	$(69,421)	$621	$(68,800)

Nine months ended September 30, 2009
Balance, beginning of year	$(103,480)	$(1,260)	$(104,740)
Change, during the period	18,644	820	19,464

Balance, end of period	$(84,836)	$(440)	$(85,276)

Net income per share

The following table reconciles net income and the weighted average number of shares outstanding at September 30, 2010 and 2009 for the purpose of computing basic and diluted net income per share.

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Net income	$23,941	$19,109	$60,486	$43,853

Net income attributable to common shareholders	$21,977	$16,793	$54,200	$38,331

Weighted average number of shares, basic	109,866	82,294	91,632	71,102
Dilutive effect of PPS equivalents(7)	11,060	11,137	11,048	11,137

Weighted average number of shares, diluted	120,914	93,431	102,692	82,239

Net income per weighted average share, basic	$0.20	$0.20	$0.59	$0.54
Net income per weighted average share, diluted	$0.20	$0.20	$0.59	$0.53

Note:
(7)	PPSs issued by IESI are exchangeable for common shares of the Company on a one for one hundred basis. “PPS equivalents” refers to the number of shares issuable by the Company upon each PPS exchange.
Non-controlling interest

For the nine months ended September 30, 2010, 46 (September 30, 2009 — nil) PPS equivalents were exchanged for shares of the Company.

Pursuant to certain mandatory PPS exchange provisions, the Company expects all remaining outstanding PPS equivalents will be exchanged for 11,048 common shares of the Company prior to December 31, 2010. Assuming the exchange of all PPS equivalents, at September 30, 2010, the Company would have 121,670 common shares issued and outstanding in aggregate.

IESI-BFC Ltd. — September 30, 2010 — 21

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Warrants

Weighted
	Number of	Average
	Common Shares	Exercise
	Issuable	Price (C$)

Nine months ended September 30, 2010
Outstanding, beginning of year	—	$—
Assumed on acquisition, during the period	194	$13.89
Exercised, during the period	—	$—
Expired, during the period	—	$—

Outstanding, end of period	194	$13.89

As of September 30, 2010, all warrants outstanding are exercisable.
14.	Share Based Compensation

	2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of year	2,246	$21.66	2,071	$22.07
Granted, during the period	—	$—	175	$16.77
Assumed on acquisition, during the period	505	$14.33	—	$—
Exercised, during the period	(268)	$(13.77)	—	$—
Forfeited, during the period	—	$—	—	$—
Expired, during the period	—	$—	—	$—

Outstanding, end of period	2,483	$21.02	2,246	$21.66

At of September 30, 2010, 2,126 (December 31, 2009 — 1,831) stock options outstanding are exercisable.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price over the expected term. Changes in subjective assumptions can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income or loss. In calculating the fair value of the assumed WSI options at September 30, 2010, the following weighted average assumptions were used:

IESI-BFC Ltd. — September 30, 2010 — 22

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

September 30, 2010

Grant date - 2006/2007
Dividend yield	2.1%
Expected volatility	24.9%
Risk free interest rate	1.2%
Expected life, stated in years	1.4
Fair value, per option	$6.22

Grant date - 2008
Dividend yield	2.1%
Expected volatility	36.4%
Risk free interest rate	2.3%
Expected life, stated in years	4.5
Fair value, per option	$9.12

Grant date - 2009
Dividend yield	2.1%
Expected volatility	34.9%
Risk free interest rate	2.5%
Expected life, stated in years	5.5
Fair value, per option	$14.63
Compensation expense resulting from fair value changes in share options and recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income, for the three and nine months ended September 30, 2010 amounted to $2,730 and $6,170, respectively (2009 — $416 and $1,000, respectively). In addition, as of September 30, 2010, unrecognized compensation cost for share based compensation totaled $1,032 (December 31, 2009 — $1,780). At September 30, 2010, $8,369 (December 31, 2009 — $2,383) is accrued.

Restricted share expense, recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income, for the three and nine months ended September 30, 2010 amounted to $568 and $1,398, respectively (2009 — $390 and $1,081, respectively).

IESI-BFC Ltd. — September 30, 2010 — 23

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
15.	Income Tax Expense
The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes for the three and nine months ended September 30 are as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Income before income taxes and net loss from equity accounted investee
Canada	$23,287	$18,817	$57,073	$44,089
U.S.	14,736	9,840	41,234	23,488

	$38,023	$28,657	$98,307	$67,577

Current income tax expense
Canada	$11,180	$3,625	$25,482	$8,072
U.S.	476	481	2,367	2,777

	11,656	4,106	27,849	10,849

Deferred income tax (recovery) expense
Canada	(3,031)	1,551	(5,926)	5,748
U.S.	5,387	3,891	15,782	7,127

	2,356	5,442	9,856	12,875

	$14,012	$9,548	$37,705	$23,724

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. The Company has no material uncertain tax positions. Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at September 30, 2010 and 2009.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2009 in Canada and from 1997 to 2009 in the U.S.
16.	Commitments and Contingencies
Restructuring and Severance Related Commitments

On closing of the WSI acquisition, the Company assumed various accruals related principally to employee severance and related costs and the consolidation or closing of facilities. On closing of the WSI acquisition, the Company also commenced a restructuring and integration plan to reduce corporate and other administrative functions and combine certain corporate and operational facilities to realize synergies accruing from each. Accordingly, the Company recorded restructuring expenses of $3,792, which is comprised of $3,149 for severance and related costs and $643 for costs to consolidate or close facilities. As of September 30, 2010, $2,455 is accrued. The following table summarizes the activity for the restructuring discussed above and the related accrual:

	September 30, 2010
		Consolidation
	Severance and	or closing of
	related costs	facilities	Total

Balance assumed on acquisition	$1,777	$964	$2,741
Charges, during the period	3,149	643	3,792
Payments for balance assumed on acquisition, during the period	(192)	(150)	(342)
Payments, during the period	(3,149)	(624)	(3,773)
Foreign currency translation adjustment, during the period	37	—	37

Restructuring and severance, end of period	$1,622	$833	$2,455

IESI-BFC Ltd. — September 30, 2010 — 24

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Purchase agreements

In July 2009, WSI entered into an agreement to acquire 875 acres of agricultural land in Hardee County, Florida, subject to the land being permitted for the operation of a Class 1 landfill. The purchase price, at the seller’s option, will be either (i) a lump sum payment of $10,000 to $11,600 depending on the timing of the closing of the transaction and payable on closing or (ii) a portion of the lump sum payment at closing, ranging from $1,000 to $7,000, plus a future stream of annual payments calculated as the greater of a specified annual minimum, ranging from $200 to $500, or a percentage of revenues from the operation of the landfill, until the property ceases to be used for landfill related operations, but not less than twenty years. The seller will determine which option to pursue no later than December 31, 2010.

In April 2007, WSI acquired a company that owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida. An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

WSI entered into an agreement to purchase an adjacent parcel of land to its SLD landfill for total consideration of approximately $7,300. Deposits to date total $950 and an additional deposit of $200 is due July 2011. A portion of the deposits will be credited to the total purchase consideration on closing. Deposits made by the Company are not refundable should the purchase not close.
17.	Related Party Transactions
Related party agreements

The Company leases office space which is owned by the son of one of its directors. The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years. The cost of the lease approximates C$300 annually. The Company intends to sublet this lease.

The father-in-law of the Company’s Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008. As partial consideration for his retirement he will receive C$300 in 2010 and C$100 for each year thereafter until his death.

Equity accounted investee

Transactions between the Company and its investee have all been transacted in the normal course of business. These transactions are generally the result of the investee billing the Company for services it provides to the Company. In turn, the Company bills its customers for this service which is measured at the exchange amount. Transactions between the Company and its investee only reflect the Company’s share of the transactions. The Company incurred $37 and $74 of charges for the three and nine months ended September 30, 2010 from its equity investee which are recorded to operating expenses.

IESI-BFC Ltd. — September 30, 2010 — 25

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
18.	Financial Instruments
The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts. Amounts are recorded as other assets or liabilities on the Company’s consolidated balance sheet.

	September 30,	December 31,
	2010	2009
	Fair Value	Fair Value

Financial assets
Derivatives not designated in a hedging relationship
Current — commodity swaps	$—	$362
Long-term — commodity swaps	$329	$279
Derivatives designated in a hedging relationship
Current — commodity swaps	$669	$408
Long-term — commodity swaps	$627	$1,295
Financial liabilities
Derivatives not designated in a hedging relationship
Current — interest rate swaps	$5,521	$8,312
Long-term — interest rate swaps	$2,840	$3,611
The following table outlines the hierarchical measurement categories for various financial assets and liabilities, recorded at fair value, at September 30, 2010:

	September 30, 2010
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$7,454	$—	$—	$7,454
Funded landfill post-closure costs	$8,528	$—	$—	$8,528
Other assets — commodity swaps (designated in a hedging relationship)			$1,296	$1,296
Other assets — commodity swaps	$—	$—	$329	$329
Other liabilities — interest rate swaps	$—	$(8,361)	$—	$(8,361)

	$15,982	$(8,361)	$1,625	$9,246

	December 31, 2009
	Quoted prices in
	active markets	Significant other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$4,991	$—	$—	$4,991
Funded landfill post-closure costs	$8,102	$—	$—	$8,102
Other assets — commodity swaps (designated in a hedging relationship)	$—	$—	$1,703	$1,703
Other assets — commodity swaps	$—	$—	$641	$641
Other liabilities — interest rate swaps	$—	$(11,923)	$—	$(11,923)

	$13,093	$(11,923)	$2,344	$3,514

IESI-BFC Ltd. — September 30, 2010 — 26

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
The following table outlines the change in fair value for Level 3 inputs for the periods ended September 30, 2010 and 2009:

	Three months ended September 30
Significant unobservable inputs (Level 3)	2010	2009

Balance, beginning of period	$(420)	$(555)
Realized losses included in the statement of operations, during the period	(22)	—
Unrealized gains included in the statement of operations, during the period	246	—
Unrealized gains included in accumulated other comprehensive loss, during the period	1,794	87
Settlements	22	—
Foreign currency translation adjustment	5	—

Balance, end of period	$1,625	$(468)

	Nine months ended September 30
Significant unobservable inputs (Level 3)	2010	2009

Balance, beginning of year	$2,344	$(1,891)
Realized losses included in the statement of operations, during the period	(50)	—
Unrealized losses included in the statement of operations, during the period	(321)	—
Unrealized (losses) gains included in accumulated other comprehensive loss, during the period	(409)	1,423
Settlements	50	—
Foreign currency translation adjustment	11	—

Balance, end of period	$1,625	$(468)

Fair value

Funded landfill post-closure cost deposits are invested in bankers acceptances (“BAs”) offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared. In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Hedge accounting

The Company has designated certain commodity swaps as cash flow hedges. The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect, for the three and nine months ended September 30, 2010.

IESI-BFC Ltd. — September 30, 2010 — 27

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended September 30
	2010	2009

Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive income, net of income tax	$1,241	$255

	Nine months ended September 30
	2010	2009

Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive income (loss), net of income tax	$(98)	$1,158
At September 30, 2010, commodity swaps accounted for as cash flow hedges were determined to be highly effective. Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise. The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses are reclassified to net income as diesel fuel is consumed. The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $669 (December 31, 2009 — $787). The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.
Interest rate and commodity swaps
The Company is subject to credit risk on its interest rate and commodity swaps (collectively the “agreements”). The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility. In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.
The Company’s corporate treasury function is charged with arranging and approving all agreements. Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets on the Company’s condensed consolidated balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired. In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.
IESI-BFC Ltd. — September 30, 2010 — 28

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
The Company has entered into the following interest rate swaps and commodity swaps as outlined in the tables below:
Interest rate swaps

		Fixed interest
		rate paid (plus
	Notional	applicable	Variable interest
Date entered	amount	margin)	rate received	Effective date	Expiration date

September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
U.S. fuel hedges

	Notional amount	Diesel rate
	(gallons per month	paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
Canadian fuel hedges

		Diesel rate
	Notional amount	paid
	(litres per month-	(expressed in
Date entered	expressed in litres)	C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
The contractual maturities of the Company’s derivatives are as follows:

	September 30, 2010
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$6,866	$5,161	$1,705	$—	$—
Commodity swaps	$1,343	$336	$1,007	$—	$—
IESI-BFC Ltd. — September 30, 2010 — 29

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
Amounts recorded to net gain on financial instruments for the three months ended September 30, 2010 total ($1,498) (2009 — $305), in aggregate. The net gain on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs ($19) (2009 — ($139)), interest rate swaps ($1,233) (2009 — $544) and fuel hedges ($246) (2009 — ($100)).
Amounts recorded to net gain on financial instruments for the nine months ended September 30, 2010 total ($3,248) (2009 — ($866)), in aggregate. The net gain on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs ($7) (2009 — ($67)), interest rate swaps ($3,562) (2009 — ($699)) and fuel hedges $321 (2009 — ($100)).
19.	Segmented Reporting
The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast. The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities. The geographic location of each business segment limits the volume and amount of transactions between them. As a result of the acquisition of WSI, the Company has elected to exclude Corporate costs in the determination of each business segment’s performance. Corporate includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions. Corporate also includes transaction and related costs and fair value changes to stock options. Prior year amounts have been changed to conform to the current period’s presentation.
The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies in the audited consolidated financial statements for the year ended December 31, 2009 (Note 4). The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.
IESI-BFC Ltd. — September 30, 2010 — 30

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Revenues
Canada	$184,765	$94,644	$402,557	$252,815
U.S. south	162,342	89,359	343,548	253,305
U.S. northeast	89,155	84,408	253,781	239,884
Corporate	—	—	—	—

	$436,262	$268,411	$999,886	$746,004

Revenues less operating and selling, general and administration expenses
Canada	$67,973	$39,080	$154,578	$101,083
U.S. south	46,602	23,296	97,546	69,322
U.S. northeast	25,231	25,358	71,383	68,553
Corporate	(18,320)	(8,790)	(45,012)	(24,872)

	$121,486	$78,944	$278,495	$214,086

Amortization
Canada	$23,550	$13,549	$53,659	$37,581
U.S. south	21,936	12,158	45,736	35,522
U.S. northeast	15,154	15,928	43,094	46,659
Corporate	2,150	311	2,914	940

	$62,790	$41,946	$145,403	$120,702

Net loss (gain) on sale of capital and landfill assets	$50	$(13)	$(381)	$(128)
Restructuring expenses	$3,792	$—	$3,792	$—

Operating income	$54,854	$37,011	$129,681	$93,512

	September 30, 2010
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$275,642	$406,209	$403,752	$—	$1,085,603
Capital assets	$282,657	$327,433	$101,487	$7,761	$719,338
Landfill assets	$213,173	$276,425	$341,808	$—	$831,406
Total Assets	$1,050,333	$1,206,030	$955,490	$31,315	$3,243,168

	December 31, 2009
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$59,884	$168,374	$402,212	$—	$630,470
Capital assets	$160,868	$171,083	$105,174	$2,609	$439,734
Landfill assets	$175,154	$140,027	$346,557	$—	$661,738
Total Assets	$484,373	$534,296	$957,911	$21,007	$1,997,587
20.	Guarantees
In the normal course of business, the Company enters into agreements that meet the definition of a guarantee. The Company’s primary guarantees are as follows:
IESI-BFC Ltd. — September 30, 2010 — 31

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
The Company has provided indemnities under lease agreements for the use of various operating facilities. Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement. Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties. The maximum amount of any potential future payment cannot be reasonably estimated. These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2010 and 2021.
Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries. The maximum amount of any potential future payment cannot be reasonably estimated.
The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills. Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances. Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties. The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.
Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate. The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations. As of September 30, 2010, the Company has not been required to compensate any homeowner under the PVPP.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.
The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued in the condensed consolidated balance sheet with respect to these agreements.
The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000. The term and potential reimbursement varies with the matter indemnified.
IESI-BFC Ltd. — September 30, 2010 — 32

IESI-BFC Ltd.
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
21.	Seasonality
Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes. Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.
22.	Subsequent Events
On October 27, 2010, the Company entered into the following interest rate swap:

		Fixed interest
	Notional	rate paid (plus	Variable interest
Date entered	amount	applicable margin)	rate received	Effective date	Expiration date

October 2010	$160,000	1.07%	0.25%	November 2010	July 2014
IESI-BFC Ltd. — September 30, 2010 — 33